Exhibit 99.2

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the six months ended June 30, 2008 and 2007

          Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. Our operating and financial review and prospects should be read in conjunction with our unaudited interim consolidated financial statements for the period ended June 30, 2008 and in conjunction with our consolidated financial statements and the related notes and other financial information included in our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission, or SEC, on June 30, 2008. Certain statements in this discussion are forward-looking statements.

Overview

          On February 29, 2008 the sale of our wide-format printing business to Hewlett-Packard Company, or HP, and several of its subsidiaries, or the HP Transaction, was consummated. The total consideration paid pursuant to the Asset Purchase Agreement between HP and us, dated December 9, 2007, was $121.5 million (taking into account the purchase price adjustment on that date of closing which was approximately $4 million). At closing, $14.5 million of the purchase price was retained in an indemnity escrow account, approximately $1.6 million was withheld until final calculation of our net debt position at closing and $1.5 million was withheld until the assignment of NUR Europe’s obligations with respect to its capital lease and Government grants to us, resulting in the receipt of $103.9 million by us at closing.

          Following the consummation of the HP Transaction, in March 2008 we repaid our short-term debt to our lender banks, Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd., or the Lender Banks, in the amount of $9.8 million and, in early April 2008, we fully repaid our long-term debt to the Lender Banks in the amount of $12.1 million. In August 2008 we received from HP an additional amount of $1.5 million after the final calculation of our net debt position at closing. In addition, in July 2008, we purchased a majority of the outstanding employee stock options from our current and former employees for the aggregate amount of $3.1 million. The employee stock options that were not purchased by us terminated based on their terms and therefore, as of September 15, 2008, we have no outstanding employee stock options (we still have 143,334 options granted to Directors of the company). In connection with the HP transaction we also paid our employees transaction bonuses in the amount of $0.7 million and severance related expenses of $2.8 million. For a more detailed description of our undertakings to our former and current employees in connection with the HP Transaction and the scope of our indemnity obligations to HP, please see the descriptions in our Annual Report on Form 20-F filed with the SEC on June 30, 2008.

          Our current plan of operation is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Following the closing of the HP Transaction, we have ceased conducting any operating activity and substantially all of our assets consist of cash, cash equivalents and short term bank deposits. We now only conduct activities relating to our efforts to identify business opportunities and strategic alternatives, activities relating to the investment of our funds and activities relating to ensuring the smooth transition of the business acquired by HP as part of the HP Transaction.

          Following the consummation of the HP Transaction, our primary asset is cash deposited in short term deposits and therefore, our sole source of income is interest that such deposits earn. As the HP Transaction was consummated on February 29, 2008, our financial results for the six months ended June 30, 2008 include revenues from our wide-format printing business that were generated up to the closing of the HP Transaction. During the six months ended June 30, 2007, we generated revenues primarily from our wide-format printing business that included the sale of our printers and of ink products, spare parts and related services.

          Therefore, the data presented in our interim consolidated financial statements and in our discussion below are not indicative of our future operating results or financial position.

Results of Operations

          The following table sets forth our selected consolidated statements of income for each six month period ended June 30, 2007 and 2008 expressed as a percentage of total revenues. Totals may not add up due to rounding.

	Six Months Ended June 30,

	2008 (unaudited)	2007 (unaudited)

Revenues:
Products	92.6%	93.2%
Service	7.4	6.8
Total revenues	100	100

Cost of revenues:
Products	66.9	51.2
Inventory Write-off	4.3	3.0
	71.2	54.2

Services	25.2	9.1

Total cost of revenues	96.4	63.3

Gross profit	3.6	36.7

Research and development, net	17.0	9.1
Selling and marketing	27.0	16.5
General and administrative expenses	70.9	14.6
Amortization of other intangible assets	–	0.1
Operating loss	(111.3)	(3.6)
Gain on sale of company business	821.9	–
Financial income, net	55.6	0.0
Taxes on income	(11.3)	(0.9)
Net income (loss)	754.9	(4.5)

          The above table presents our financial data together with our subsidiaries NUR America, NUR Europe (which was sold to HP), NUR Asia Pacific, NUR DO Brazil (which was sold to HP), NUR Japan (which was sold to HP), NUR Italy, NUR UK, NUR Hungary Trading and Software Licensing Limited Liability Company and Encre Consumables B.V until February 29, 2008.

Six Months Ended June 30, 2008 Compared with Six Months Ended June 30, 2007

          Revenues. Revenues from product sales and services were approximately $11.4 million in the six months ended June 30, 2008, compared to approximately $38.4 million in the six months ended June 30, 2007.

          The decrease in revenues of $27 million was primarily due to the sale of our business to HP and the cessation of our wide-format printing business at the end of February 2008.

          Revenues-products. Revenues from sales of products were approximately $10.6 million (or 92.6% or total revenues) in the six months ended June 30, 2008, compared to approximately $35.8 million (or 93.2% of total revenues) in the six months ended June 30, 2007.

          The decrease in revenues from products of approximately $25.2 million was mainly attributable to the sale of our business to HP and the cessation of our wide-format printing business at the end of February 2008.

          Revenues-services. Revenues from services rendered were approximately $0.8 million (or 7.4% of total revenues) in the six months ended June 30, 2008, compared to approximately $2.6 million (or 6.8% of total revenues) in the six months ended June 30, 2007.

          The decrease in revenues from services of approximately $1.8 million was mainly attributable to the sale of our business to HP and the cessation of our wide-format printing business at the end of February 2008.

          Cost of revenues. The cost of revenues was approximately $10.9 million (or 96.4% of total revenues) in the six months ended June 30, 2008, compared to approximately $24.3 million (or 63.3% of total revenues) in the six months ended June 30, 2007.

          The decrease in the cost of revenue of approximately $13.4 million was mainly attributed to the sale of our business to HP and the cessation of our wide-format printing business at the end of February 2008. As for the increase in the cost percentage compared with the six month ended June 30, 2007, please see our discussion under “Gross Profit” below.

          Cost of revenues-products. Total cost of revenues-products was approximately $8.1 million (or 71.2% of total revenues) in the six months ended June 30, 2008, compared to approximately $20.8 million (or 54.2% of total revenues) in the six months ended June 30, 2007. The decrease in the cost of revenues-products of approximately $12.7 million was mainly attributable to the sale of our business to HP and the cessation of our wide-format printing business at the end of February 2008.

          Cost of revenues-services. Cost of revenues-services was approximately $2.9 million (or 25.2% of total revenues) in the six months ended June 30, 2008, compared to approximately $3.5 million (or 9.1% of total revenues) in the six months ended June 30, 2007. The decrease in the cost of revenues-services was mainly attributable to the sale of our business to HP and the cessation of our wide-format printing business at the end of February 2008 offset by compensation expenses attributable to the above mentioned sale.

          Gross Profit. Gross Profit was approximately $0.4 million in the six months ended June 30, 2008, compared to approximately $14.1 million in the six months ended June 30, 2007. The gross profit as a percentage of revenues was 3.6% in the six months ended June 30, 2008, compared to 36.7% in the six months ended June 30, 2007. The reduction in the gross margin is mainly attributable to the fact that only two months of activity are reflected in the report for 2008. Based on our experience in the years prior to the consummation of the HP Transaction, a large portion of our revenue was generated during the third month of each quarter, while the expenses were more evenly spread throughout the quarter. Accordingly, as we only operated our business during the first two month of 2008, a higher percentage of expenses and a lower gross margin compared with a full quarter (or six months) of activity are reflected. Employee compensation costs related to the HP Transaction also reduced the gross margin.

          Expenses. Net research and development costs were approximately $1.9 million in the six months ended June 30, 2008 compared to approximately $3.5 million in the six months ended June 30, 2007. The decrease in research and development costs was mainly attributable to the sale of our business to HP and the cessation of our wide-format printing business at the end of February 2008.

          Selling and marketing expenses were approximately $3.1 million in the six months ended June 30, 2008, compared to approximately $6.3 million in the six months ended June 30, 2007. The decrease in sales and marketing expenses was mainly attributable to the sale of our business to HP and the cessation of our wide-format printing business at the end of February 2008.

          General and administrative expenses were approximately $8.1 million for the six months ended June 30, 2008, compared to approximately $5.6 million for the six months ended June 30, 2007. The increase in general and administrative expenses was mainly attributable to expenses related to the sale of our printing business, especially to compensation costs to our employees.

          Amortization of other intangible assets was $0 million for the six months ended June 30, 2008, compared to $0.04 million for the six months ended June 30, 2007.

          Financial income increased to approximately $6.3 million in the six months ended June 30, 2008, compared to approximately $0.01 million in the six months ended June 30, 2007. This increase was primarily due to the amortization of the deferred interest following the full repayment of our loans in accordance with the provisions of SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructuring.”

          Taxes. Taxes on income were approximately $1.3 million in the six months ended June 30, 2008, compared to taxes on income of approximately $0.3 million in the six months ended June 30, 2007, with the increase due to the changes made with respect to our unrecognized tax benefits in accordance with the provisions of FIN 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No 109”.

Certain Critical Accounting Policies and Estimates

          Our discussion and analysis of our financial condition and results of operations are based on our interim consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.

          The critical accounting policies described in Item 5 in our Annual Report on Form 20-F, filed with the SEC on June 30, 2008, are those that require management’s more significant judgments and estimates used in the preparation of our consolidated financial statements and which were, during the period prior to the sale of our business to HP as described above, the most critical to aid in fully understanding and evaluating our reported financial results. As of February 29, 2008 most of those accounting policies are no longer relevant to our financial statements and therefore material changes to such policies subsequent to such date, if any, are not relevant either.

Liquidity and Capital Resources

          We have incurred operating losses during the last five years. Following the consummation of the HP Transaction and the payment of some related liabilities (including repayment of our short and long-term debt), as of September 15, 2008, we hold approximately $75.6 million in cash and cash equivalents. Our current plan of operation is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Although we now hold the consideration received from HP in connection with the sale of our business, we may need additional funds if we seek to acquire certain new businesses and operations. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain business combinations that could ultimately improve our financial results. We cannot assure you that additional financing will be available on commercially reasonable terms or at all. We currently have no commitments for additional financing.

          Prior to the consummation of the HP Transaction, our capital requirements and level of expenses depended upon numerous factors, including the scope and success of our marketing and customer service efforts, and of our research and development activities, as well as the demand for our products and services. Now that the HP Transaction has been consummated, we have only nominal operations and our cash balance is sufficient for our present requirements.

          We have historically funded our operations primarily through the private sale of our equity securities and commercial bank loans. We invest our excess cash in cash, cash equivalents and short term bank deposits that are highly liquid. At June 30, 2008 we had approximately $78.4 million of cash and cash equivalents compared with $8.1 at June 30, 2007.

Operating activities

          In the six months ended June 30, 2008, we had net income of $86.1 million. Net cash used in operating activities was approximately $4.7 million. Most of our assets were sold to HP and the cash generated from the sale is reflected in our net cash provided from investment activities.

          In the six months ended June 30, 2007, we had a net loss of $1.7 million. Net cash used in operating activities was approximately $1.2 million.

          Following the consummation of the HP Transaction, we have ceased conducting any operating activity and substantially all of our assets consist of cash, cash equivalents and short term bank deposits. We now only conduct activities relating to attempting to locate business opportunities and strategic alternatives, activities relating to the investment of our funds and activities relating to the smooth transition of the business acquired by HP. We cannot at this point predict whether following the consummation of a business transaction we will have sufficient working capital in order to fund our operations.

Investing activities

          Net cash provided by investing activities was approximately $100.7 million in the six months ended June 30, 2008, primarily due to proceeds from the HP Transaction.

          Net cash used in investing activities was approximately $0.5 million in the six months ended June 30, 2007.

Financing activities

          Net cash used in financing activities in the six months ended June 30, 2008 was approximately $21.3 million, deriving primarily from repayments of short and long terms loans.

          Net cash provided by financing activities in the six months ended June 30, 2007 was approximately $5 million, deriving primarily from the issuance of shares and warrants in the aggregate net amount of $6.1 million offset by the payment of long-term debt, including interest on restructured debt, in the amount of $0.8 million.

          In the beginning of 2007 we raised $6.3 million through the private placement of 11,734,950 of our ordinary shares to various investors at a price of $0.54 per share. The investors also received warrants to purchase additional 3,520,485 ordinary shares at an exercise price of $0.65 per share, exercisable for a period of five years following the closing of the private placement. The private placement included two stages, an initial closing resulting in gross proceeds in the amount of $3.8 million in January 2007 and a follow-on investment resulting in gross proceeds of $2.5 million in February 2007. In connection with the private placement, we paid our adviser, Meitav Underwriting Ltd., a cash fee of $0.25 million.

          Upon consummation of the HP Transaction, we repaid our short-term debt to the Lender Banks in the amount of $9.8 million and, in early April 2008, we fully repaid our long-term debt to the Lender Banks in the amount of $12.1 million. Following the repayment of the loans, two of the three lender banks terminated the floating liens and the securities given by our subsidiaries were terminated. We still have outstanding guarantees which were provided by us to suppliers during the course of our business and which were not yet terminated as a result of the sale of our business to HP. The aggregate value of such guarantees, as of September 15, 2008, is $0.3 million. The guarantees issued by one of the lender banks that terminated the floating liens are secured by liens placed on specific deposits held with such bank, up to the amount of the guarantees.

          Following the repayment of our short and long-term debt to the Lender Banks, as of June 30, 2008 we had no outstanding debt. Our long and short-term credit facilities, excluding accrued interest on restructured debt and a note from a related party, amounted to $ 22 million as of June 30, 2007 and the total usage of our credit lines as of such date was $ 21.7 million.

          As of June 30, 2008, our total current assets amounted to approximately $82.9 million, out of which $78.4 million was in cash and cash equivalents, compared with total current liabilities of approximately $8.4 million.

          As of June 30, 2007, our total current assets amounted to approximately $37.3 million, out of which $8.1 million was in cash and cash equivalents, compared with total current liabilities of approximately $33.3 million.

          The increase in our cash balance and the reduction in our other current assets and liabilities are due to the sale of our business to HP and the cessation of our wide-format printing business at the end of February 2008.

Disclosure about Market Risk

          Following the consummation of the HP Transaction in February 29, 2008, most of our assets are cash, cash equivalents and short term bank deposits, invested mostly in U.S. dollar-denominated deposits with U.S. banks which we carefully monitor with respect to their exposure to the current financial market situation. Other than that, the major market risk is currently the potential decline in the U.S. monetary interest rate that would impact our results of operations.

Forward-Looking Statements

          With the exception of historical facts, the matters discussed in this report are forward-looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties or include statements that do not relate strictly to historical or current facts, we are making forward-looking statements.

          Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Please see Item 4.A. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the SEC on June 30, 2008, in which we have identified important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the said section to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements.

          We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them.